UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 1)*

Santarus, Inc.

(Name of Issuer)

 common stock, par value $0.0001 per share

(Title of Class of Securities)

 802817304

(CUSIP Number)

Via C. Colombo, 1, 20020 Lainate-Milano, Italy, Telephone: 39 02 9333 7506, Attn: Mauro Ajani

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Cosmo Technologies Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,991,044
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,991,044

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,991,044
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

2

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Cosmo Pharmaceuticals S.p.A. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,991,044
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,991,044

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,991,044
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

3

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Cosmo Holding S.p.A. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,991,044
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,991,044

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,991,044
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

4

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Giuseppe Cipriano (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,991,044
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,991,044

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,991,044
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

5

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Luigi Moro (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,991,044
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,991,044

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,991,044
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

6

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Mauro Ajani (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,991,044
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,991,044

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,991,044
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

7

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission (“SEC”) on February 14, 2013 (collectively, the “Statement”). Unless set forth below, all previous Items set forth in the Statement are unchanged. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is supplemented by adding the following:

On April 15, 2013, Cosmo notified the Issuer that it elected to receive the New Milestone Payment of $7.0 million in cash rather than in Shares. Pursuant to the terms of the License Agreement and Stock Issuance Agreement, Cosmo had the option of accepting the New Milestone Payment in cash or by the issuance to Cosmo of an additional 565,793 Shares.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is supplemented by adding the following:

On May 10, 2013, Cosmo entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and Jefferies LLC, as underwriter (the “Underwriter”), in connection with a secondary public offering of Shares as discussed in the prospectus supplement filed with the SEC on May 10, 2013. Pursuant to the Underwriting Agreement, Cosmo agreed to sell 4,250,000 Shares to the Underwriter at a price of $17.675125 per Share, which represents the public offering price of $18.25 per Share less the Underwriter’s discount of $0.574875 per Share, or 3.15%. Under the Underwriting Agreement, Cosmo also granted the Underwriter a 30-day option beginning on May 10, 2013 to purchase up to 637,500 additional Shares from Cosmo.

On May 10, 2013, the Underwriter exercised its option to purchase the 637,500 additional Shares from Cosmo and on May 15, 2013, Cosmo sold a total of 4,887,500 Shares to the Underwriter in accordance with the Underwriting Agreement.

Pursuant to the Underwriting Agreement, for a period of 90 days, Cosmo agreed that it will not, without the prior written consent of the Underwriter (which consent may be withheld in its sole discretion), directly or indirectly: (i) sell, offer to sell, contract to sell or lend any Shares or related securities; (ii) effect any short sale or establish or increase any put equivalent position or liquidate or decrease any call equivalent position of any Shares or related securities; (iii) pledge, hypothecate or grant any security interest in any Shares or related securities; (iv) in any other way transfer or dispose of any Shares or related securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any Shares or related securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; (vi) announce the offering of any Shares or related securities; (vii) participate in the filing of any registration statement in respect of any Shares or related securities (other than as contemplated by the Underwriting Agreement); or (viii) publicly announce the intention to do any of the foregoing.

The foregoing description of the Underwriting Agreement is qualified by reference to the actual terms of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on May 10, 2013 and is incorporated herein by reference.

Except to the extent Item 3 and this Item 4 may be deemed a plan or proposal, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b), (c) and (e) are hereby amended and restated in their entirety:

(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,991,044 Shares, or 4.6% of the outstanding Shares. The percentages set forth in Row 13 of the cover page(s) and this Item 5(a) assume that 64,630,085 Shares are outstanding as of May 10, 2013 (as set forth in the prospectus supplement filed with the SEC on May 10, 2013).
(b)	Each of the Reporting Persons (i) shares the power to vote or direct the vote of 2,991,044 Shares to which this Statement relates, (ii) has the sole power to vote or direct the vote of 0 Shares to which this Statement relates, (iii) shares the power to dispose or direct the disposition of the 2,991,044 Shares to which this Statement relates, and (iv) has the sole power to dispose or direct the disposition of 0 Shares to which this Statement relates. Cosmo is the wholly-owned subsidiary of Cosmo Parent, which is majority owned by Cosmo Holding. Ajani is the Chairman and majority owner of Cosmo Holding. Cosmo Pharma, Cosmo Holding, Cipriano and Moro specifically disclaim beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.
(c)	Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Persons have not effected any transaction relating to the Issuer’s Shares during the past 60 days.

(e) The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Shares on May 15, 2013.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Items 3, 4 and 5 of this Statement, which are hereby incorporated by reference in this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Underwriting Agreement, dated as of May 10, 2013, by and among the Issuer, Cosmo and Jefferies LLC, as representative of the underwriters named therein (incorporated in this Statement by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by the Issuer on May 10, 2013).
Exhibit 2	Joint Filing Agreement, dated May 15, 2013, by and among Cosmo, Cosmo Parent, Cosmo Holding, Cipriano, Moro and Ajani.
8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COSMO TECHNOLOGIES LIMITED	COSMO PHARMACEUTICALS S.p.A.

May 15, 2013	May 15, 2013
Date	Date

/s/ Giuseppe Cipriano	/s/ Mauro Ajani
Signature	Signature

Giuseppe Cipriano - Director	Mauro Ajani - Managing Director
Name/Title	Name/Title

COSMO HOLDING S.p.A.

May 15, 2013
Date

/s/ Mauro Ajani
Signature

Mauro Ajani - Chairman
Name/Title

May 15, 2013	May 15, 2013
Date	Date

/s/ Giuseppe Cipriano	/s/ Luigi Moro
Signature	Signature

Giuseppe Cipriano, an individual	Luigi Moro, an individual
Name/Title	Name/Title

May 15, 2013
Date

/s/ Mauro Ajani
Signature

Mauro Ajani, an individual
Name/Title

9

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Santarus, Inc., and that this agreement be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D (including any and all amendments thereto), and for the accuracy and completeness of the information concerning such party contained therein. However, no party is responsible for the accuracy of completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, all of which taken together shall constitute the same instrument.

[THE NEXT PAGE IS THE SIGNATURE PAGE]

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

10

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of this 15th day of May, 2013.

COSMO TECHNOLOGIES LIMITED	COSMO PHARMACEUTICALS S.p.A.

May 15, 2013	May 15, 2013
Date	Date

/s/ Giuseppe Cipriano	/s/ Mauro Ajani
Signature	Signature

Giuseppe Cipriano - Director	Mauro Ajani - Managing Director
Name/Title	Name/Title

COSMO HOLDING S.p.A.

May 15, 2013
Date

/s/ Mauro Ajani
Signature

Mauro Ajani - Chairman
Name/Title

May 15, 2013	May 15, 2013
Date	Date

/s/ Giuseppe Cipriano	/s/ Luigi Moro
Signature	Signature

Giuseppe Cipriano, an individual	Luigi Moro, an individual
Name/Title	Name/Title

May 15, 2013
Date

/s/ Mauro Ajani
Signature

Mauro Ajani, an individual
Name/Title